UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)

COST PLUS, INC.

(Name of Subject Company)

COST PLUS, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

221485105

(CUSIP Number of Class of Securities)

Barry J. Feld
Chief Executive Officer
Cost Plus, Inc.
200 4th Street
Oakland, California 94607
(510) 893-7300

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Brian J. McCarthy
Rick C. Madden
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Suite 3400
Los Angeles, California 90071
(213) 687-5000

☐                     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

Page
ITEM 8. ADDITIONAL INFORMATION	1

INTRODUCTION

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed with the United States Securities and Exchange Commission (the “SEC”) by Cost Plus, Inc., a California corporation (the “Company”), on May 25, 2012.  The Schedule 14D-9 relates to the offer by Blue Coral Acquisition Corp., a California corporation (“Merger Sub”) and a wholly owned subsidiary of Bed Bath & Beyond Inc., a New York corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $22.00 per share, net to the holder in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 25, 2012, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO, filed by Parent and Merger Sub with the SEC on May 25, 2012.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.  Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Schedule 14D-9.

ITEM  8.                      ADDITIONAL INFORMATION.

Item 8, “Additional Information”, is hereby amended and supplemented by adding the following new subsection titled “Expiration of the Offer”:

“Expiration of the Offer

The Offer expired at 5 p.m., Eastern Time, on Thursday, June 28, 2012. Based on information from the Depositary, as of 5 p.m., Eastern Time, on Thursday, June 28, 2012, a total of approximately 20,824,689 Shares were validly tendered and not withdrawn pursuant to the Offer (including approximately 1,942,077 Shares subject to guaranteed delivery procedures). All Shares that were validly tendered and not properly withdrawn have been accepted for purchase and paid for by Merger Sub. Merger Sub also exercised its Top-Up, pursuant to which the Company issued Shares to Merger Sub, at a price per Share equal to the Offer Price, in an amount sufficient to ensure that Merger Sub and Parent could effect a short-form merger under applicable California Law.

Pursuant to the Merger Agreement, Parent intends to effect a short-form merger as promptly as practicable, without the need for a meeting of the Company’s shareholders. In the Merger, Merger Sub will be merged with and into the Company, with the Company continuing as the Surviving Corporation and a wholly owned subsidiary of Parent. At the Effective Time, each Share outstanding immediately prior to the Effective Time (other than Shares that are held in the treasury of the Company, Shares owned by Parent, and Dissenting Shares) will be converted into the right to receive $22.00 net in cash, without interest and subject to any required withholding taxes.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule 14D-9 is true, complete and correct.

COST PLUS, INC.

By:	/s/ Barry J. Feld
	Name:	Barry J. Feld
	Title:	Chief Executive Officer

Dated: June 29, 2012

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